SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                                (Amendment No. )*

                           WHG Bancshares Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   928949 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 13, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 5 pages

CUSIP No. 928949 10 6                                          Page 2 of 5 Pages
          -----------


                                                                    Schedule 13G


1.       Name of Reporting Person
         S.S. or I.R.S. Identification Number of above person (entities only):

                                John E. Lufburrow
                                -----------------

2.       Check the appropriate box if a member of a group*

                  N/A                                                   (a)  |_|
                                                                        (b)  |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization: United States Citizen
                                               ---------------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                                              70,765
                                                                       --------

6.       Shared Voting Power:                                            34,138
                                                                       --------

7.       Sole Dispositive Power:                                         70,765
                                                                       --------

8.       Shared Dispositive Power:                                       34,138
                                                                       --------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         104,903
         -------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*           |_|

11.      Percent of Class Represented by Amount in Row 9: 7.7%
                                                          ---

12.      Type of Reporting Person*: IN
                                    --


                                * SEE INSTRUCTION

CUSIP No. 928949 10 6                                          Page 3 of 5 Pages
          -----------


Item 1(a)         Name of Issuer:  WHG Bancshares Corporation
                  --------------   --------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                                    1505 York Road
                                    Lutherville, Maryland 21093
                                    ---------------------------

Item 2(a)         Name of Person Filing:  John E. Lufburrow
                  ---------------------   -----------------

Item 2(b)         Address of Person Filing:
                  -------------------------

                                    1505 York Road
                                    Lutherville, Maryland 21093
                                    ---------------------------

Item 2(c)         Citizenship: United States
                  ------------ -------------

Item 2(d)         Title of Class of Securities:  Common Stock
                  ----------------------------   ------------

Item 2(e)         CUSIP Number:             928949 10 6
                  ------------              -----------

Item 3            Check whether the person filing is a:
                  ------------------------------------

Item 3(a)-(j) -   Not Applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

Item 4(a)         Amount Beneficially Owned: 104,903
                  -------------------------  -------

Item 4(b)         Percent of Class: 7.7%
                  ----------------  ---

Item 4(c)         Number of shares as to which such person has:
                  (i)       sole power to vote or to direct the vote   70,765 *
                                                                       ---------
                  (ii)      shared power to vote or to direct the
                            vote                                       34,138**
                                                                       ---------
                  (iii)     sole power to dispose or to direct the
                            disposition of                             70,765 *
                                                                       ---------
                  (iv)      shared power to dispose or to direct the
                            disposition of                             34,138**
                                                                       ---------

          * The number of shares includes 70,765 shares that Mr. Lufburrow may acquire through the exercise of stock options within 60 days, for which Mr. Lufburrow does not presently have the power to vote.

          **The number of shares include (i) 23,960 shares held jointly with Mr. Lufburrow's wife, and (ii) 10,178 shares held in the employee stock ownership plan of the Issuer's subsidiary which have been allocated to Mr. Lufburrow's account.

CUSIP No. 928949 10 6                                          Page 4 of 5 Pages
          -----------


Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------

                                 Not Applicable

Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ---------------

                                 Not Applicable

Item 8            Identification and Classification of Members of the
                  ---------------------------------------------------
                  Group.
                  -----

                                 Not Applicable

Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not Applicable

Item 10           Certification.
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 928949 10 6                                          Page 5 of 5 Pages
          -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 24, 2002                       /s/John E. Lufburrow
                                             -----------------------------------
                                              John E. Lufburrow